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               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.


                           FORM U-6B-2


                   CERTIFICATE OF NOTIFICATION


          Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility
Holding Company Act of 1935


Certificate is filed by Indiana Michigan Power Company.

          This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.


1.   Type of security or securities.

          First Mortgage Bonds, Designated Secured Medium Term
          Notes.

2.   Issue, renewal or guaranty.

          Issuance

3.   Principal amount of the security.

          $48,000,000 First Mortgage Bond, Designated
          Secured Medium Term Note, 6.40% Series due
          March 1, 2000.

4.   Rate of interest per annum of security:

          6.40%

5.   Date of issue, renewal or guaranty of security.

          February 19, 1997.

6.   If renewal of security, give date of original issue.

          Not applicable.

7.   Date of maturity of the security.

          March 1, 2000

8. Name of persons to whom the security was issued, renewed or guaranteed.

          CEDE & Co., a nominee of The Depository Trust Company.

9.   Collateral given with the security.

          The First Mortgage Bonds, Designated Secured
          Medium Term Notes are issued pursuant to the Company's Mortgage and Deed of Trust dated
          June 1, 1939 covering substantially all its operating assets.

10.  Consideration received for the security.

          Consideration received in the amount of $47,832,000.

11.  Application of proceeds of the security.

          The proceeds from the sale of the securities were used to acquire shares of cumulative preferred stock of Indiana Michigan Power
          Company ("I&M") purchased by American Electric
          Power Company, Inc., I&M's parent, pursuant to a tender offer made in January, 1997.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

     (a)  the provisions contained in the first sentence of
          Section 6(b).

     (b)  the provisions contained in the fourth sentence of
          Section 6(b).

     (c) the provisions contained in any rule of the Commission other than Rule U-48. X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

          Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

          Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          Rule 52 relating to issuance of first mortgage bonds by public utility subsidiaries of registered holding companies.

                         INDIANA MICHIGAN POWER COMPANY

                         By: ____/s/ John M. Adams_____
                             John M. Adams, Jr.
                             Assistant Secretary

Dated:  March 20, 1997